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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           AmeriVest Properties, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.001
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    03071L101
-------------------------------------------------------------------------------
                                 (CUSIP Number)

-------------------------------------------------------------------------------
                                William T. Atkins
                          1800 Glenarm Place, Suite 500
                                Denver, CO 80202
                                  303-297-1800
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 29, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

Schedule 13D
CUSIP No. 03071L101                                  AMERIVEST PROPERTIES, INC.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            William T. Atkins
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |x|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            00
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            US
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    36,191
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   280,841*
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   36,191
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     280,841*
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            316,252
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.4%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------

Schedule 13D
CUSIP NO. 03071L101                                   AMERIVEST PROPERTIES, INC.
-------------------------------------------------------------------------------


ITEM 1.           SECURITY AND ISSUER.

This statement relates to the common stock, $0.001 par value of AmeriVest Properties, Inc., a Maryland corporation, having its executive offices at 1800 Glenarm Place, Suite 500, Denver, CO 80202.

ITEM 2.           IDENTITY AND BACKGROUND.

The person filing this statement is William T. Atkins, a United States citizen, whose business address is 1800 Glenarm Place, Suite 500, Denver, CO 80202. Mr. Atkins is the President of Sheridan Realty Corp., 1800 Glenarm Place, Suite 500, Denver, CO 80202. The principal business of Sheridan Realty Corp. is real estate investment, development and management. Mr. Atkins is also a Director of the Issuer.

During the last five years, Mr. Atkins has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making either one of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The transaction covered by this statement is the receipt of common stock from Issuer on September 29, 2000, as partial consideration in exchange for an office building located in Denver, Colorado from Sheridan Realty Partners, L.P., a Delaware limited partnership ("SRP"). Mr. Atkins is a shareholder in Sheridan Realty Corp., the general partner of SRP.

ITEM 4.           PURPOSE OF TRANSACTION.

The purpose of this transaction is for investment. Item 3 is incorporated herein by reference.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Items 3 and 4 are incorporated herein by reference.

(a) Mr. Atkins beneficially owns and has the sole power to vote and dispose of 32,191 shares of Issuer common stock and options to acquire an additional 12,000 shares of Issuer common stock (of which options with respect to 4,000 shares of Issuer common stock are reportable at this time).

(b)          Mr. Atkins is one of five directors of Rock River Trust Company

             ("RRTC"), which beneficially owns 83,185 shares of Issuer common stock, as Trustee of various trusts. RRTC is an Illinois chartered trust company with a principal business address at 4709 44th Street, Suite 5, Rock Island, IL 61201. RRTC has not, during the last five years,

Schedule 13D
CUSIP No. 03071L101                                  AMERIVEST PROPERTIES, INC.
--------------------------------------------------------------------------------


             been convicted in a criminal proceeding nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Atkins does not vote on any matters before the RRTC board of directors regarding the acquisition, voting, or disposition of such stock. Mr. Atkins disclaims beneficial ownership in such shares.

(c) Mt. Atkins is one of five directors of Sheridan Realty Corp., a Delaware corporation ("SRC"), that is the general partner of Sheridan Realty Partners, L.P., a Delaware limited partnership ("SRP"). SRP owns 131,784 shares of Issuer common stock and warrants to acquire an additional 65,892 shares of Issuer common stock. Neither SRC or SRP has, during the last five years, been convicted in a criminal proceeding nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Atkins disclaims beneficial ownership in such shares.

(d) Mr. Atkins, therefore, has sole voting power and sole investment power over 36,191 shares of common stock and shared voting power and shared investment power over 280,841 shares of common stock (with respect to such shared voting and shared investment power he disclaims beneficial ownership), representing 10.4% of the sum of, pursuant to Rule 13d-3(d)(I)(i), (A) 2,960,634 outstanding shares of the Issuer, (B) options to acquire 4,000 shares of Issuer common stock, and (C) warrants to acquire 65,892 shares of Issuer common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


(a) Mr. Atkins is a business associate and co-shareholder of SRC with Mr. Alexander S. Hewitt, a vice president of AmeriVest Properties Inc. Because their acquisition, voting, and disposition activities could cause them to be deemed to be a "group" (as defined in Section 13 of the Securities Exchange Act of 1934, as amended), Mr. Atkins and Mr. Hewitt have entered into an agreement evidencing that, unless and until either person decides otherwise, each will conduct his activities with respect to the Issuer's securities as if the two of them are a "group" (as defined in Section 13 of the Securities Exchange Act of 1934, as amended).

(b) Mr. Atkins has also entered into a Subscription and Registration Rights Agreement between himself and the Issuer.

(c) Mr. Atkins is a member, chairman, and co-manager of Sheridan Realty Advisers, LLC, a Colorado limited liability company ("SRA"), that holds warrants to acquire 750,000

Schedule 13D
CUSIP No. 03071L101                                  AMERIVEST PROPERTIES, INC.
--------------------------------------------------------------------------------



             shares of Issuer common stock, exercisable January 1, 2003, acquired pursuant to an investment advisory agreement entered into effective January 1, 2000.

(d) Other than these three agreements, there are no contracts, arrangements, understandings or relationships between Mr. Atkins and any other party with respect to any of the Issuer common stock owned by Mr. Hewitt, RRTC, SRC, SRP, SRA, or any other party.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                 Agreement

                 Power of Attorney



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        DECEMBER 28, 2000
                                        ---------------------------------------
                                        Date



                                        /S/ DEBORAH J. FRIEDMAN
                                        ---------------------------------------
                                        Signature



                                        DEBORAH J. FRIEDMAN, ATTORNEY-IN-FACT
                                        ---------------------------------------
                                        Name/Title

Schedule 13D
CUSIP No. 03071L101                                  AMERIVEST PROPERTIES, INC.
--------------------------------------------------------------------------------



                                  EXHIBIT INDEX

Exhibit

  99.1            Agreement

  99.2            Power of Attorney